Mail Stop 6010

October 17, 2008

Vincenzo LiCausi
Chief Financial Officer
Cambridge Heart, Inc.
100 Ames Pond Drive
Tewksbury, Massachusetts 01876

      Re: Cambridge Heart, Inc.
            Amendment No. 1 to Form 10-K/A for the fiscal year ended
             December 31, 2007
            Filed April 14, 2008
            File No. 000-20991

Dear Mr. LiCausi:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Brian R. Cascio
                  Accounting Branch Chief